SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             Dated February 9, 2004

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                     (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                         Form 20-F [X]   Form 40-F [ ]


           Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.
                               Yes [ ]    No [X]

                          Table of Documents Submitted

Item

1. Announcement regarding share repurchases from the market, dated February 6, 2004.

2. Summary of non-consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the nine months ended December 31, 2003, dated February 9, 2004.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                         (Millea Holdings, Inc.)


February 9, 2004                        By:    /s/ TETSUYA UNNO
                                           ------------------------------------
                                             General Manager of Corporate Legal
                                               and Risk Management Department

                                                                         Item 1

 (English translation)

February 6, 2004
                                        Millea Holdings, Inc.
                                        5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
                                        TSE code number: 8766

            Announcement regarding share repurchases from the market
            --------------------------------------------------------


Millea Holdings, Inc. announced today that it has repurchased its own shares from the market, pursuant to Article 210 of the Commercial Code, as detailed below.

1.   Period in which repurchases were made:
     From January 20, 2004 through February 5, 2004.

2.   Number of shares repurchased:
     5,313 shares.

3.   Aggregate purchase price of shares:
     7,555,640,000 yen.

4.   Method of repurchase:
     Purchased through the Tokyo Stock Exchange.

 (For reference)

1. Details of the resolution made at the 1st ordinary general meeting of shareholders held on June 27, 2003 are as follows.

 (a)  Class of shares to be repurchased:
     Common stock of Millea Holdings, Inc.

 (b)  Aggregate number of shares to be repurchased:
     Up to 120,000 shares.
      (Represents approximately 6.5% of the shares outstanding.)

 (c)  Aggregate purchase price of shares:
     Up to 100 billion yen.

2.   Status as of February 6, 2004.

 (a)  Aggregate number of shares repurchased: 51,162 shares.

 (b)  Aggregate purchase price of shares: 63,505,729,000 yen.

For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

                                                                         Item 2

 (English translation)

     Summary of non-consolidated business results of Millea Holdings, Inc.
        under Japanese GAAP for the nine months ended December 31, 2003

                                                               February 9, 2004

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact: Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc.
         Phone: 03-6212-3341

         Satoshi Tsujigado, Corporate Finance Dept., Millea Holdings, Inc.
         Phone: 03-6212-3343




1.   Matters regarding the presentation of quarterly results

     Difference in accounting method for recognizing net premiums written:
     Not applicable

2. Summary of business results for the nine months ended December 31, 2003 (From April 1, 2003 through December 31, 2003)

 (1)  Operating income

                                                    Yen in millions       %
                                                    ---------------     -----
For the nine months ended December 31, 2003             232,457         347.2
For the nine months ended December 31, 2002             51,977              -
 (Reference) For the year ended March 31, 2003           52,928              -

Amounts are truncated and percentages are rounded to the nearest one-tenth of one percent.

 (Note 1) The above income shows the amount accumulated from the first quarter.

 (Note 2) Percentages show increase or decrease from the same period of the previous year.

 (Supplementary information regarding operating income)

Operating income comprises of dividends in the amount of 230 billion yen (49.1 billion yen as of the nine months ended December 31, 2002) and management fees in the amount of 2.4 billion yen (2.8 billion yen as of the nine months ended December 31, 2002) received from subsidiaries.

 (2) Matters that had a significant effect on financial conditions and results of operations for the nine months ended December 31, 2003.

     None.

 (3) The non-consolidated business result of our subsidiaries (i) Tokio Marine and Nichido Fire and (ii) Tokio Marine & Nichido Life are shown in appendices 1 and 2 respectively.

3. Forecast of business results for the year ended March 31, 2004 (From April 1, 2003 through March 31, 2004)

     No changes

 (Appendix 1)

                        Property and Casualty Insurance
                  (From April 1, 2003 through December 31, 2003)

1.   Matters regarding the presentation of quarterly results

     Difference in accounting method for recognizing net premiums written:

     The recognition policy for net premiums written employed for quarterly figures is different from the recognition policy employed for annual and semi-annual reports, such as including premiums for insurance contracts which have not started as of December 31.

2. Summary of business results for the nine months ended December 31, 2003 (From April 1, 2003 through December 31, 2003)

 (1)  Net premiums written

                                                        Millea Group               Tokio Marine              Nichido Fire
                                                  Yen in millions     %      Yen in millions    %      Yen in millions    %
                                                  ---------------    ---     ---------------   ---     ----------------  ---
 For the nine months ended December 31, 2003            1,418,280    2.3           1,114,799   2.4              303,481  1.9
 For the nine months ended December 31, 2002            1,386,853    8.2           1,089,075   9.0              297,778  5.4
  (Reference) For the year ended March 31, 2003          1,866,079    8.5           1,469,685   8.9              396,393  6.8

Amounts are truncated and percentages are rounded to the nearest one-tenth of one percent.

 (Note 1) Operating income is the amount accumulated from April 1, 2003 through December 31, 2003.

 (Note 2) Percentages show increase or decrease from the same period of the previous year.

 (Note 3) Millea Group figures are the sum of Tokio Marine and Nichido Fire figures.

 (Supplementary information)

The increase or decrease from the same period of the previous year excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI) is -0.9%, compared to 2.6% last year for the Millea Group, -0.8%, compared to 3.4% last year, for Tokio Marine and -1.4%, compared to -0.4% last year, for Nichido Fire.

             Premiums written and claims paid by lines of insurance

Millea Group  (the sum of Tokio Marine and Nichido Fire)

Direct premiums written  (excluding funds for deposit-type insurance)

                                                                                                               (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                   Nine months ended                  Nine months ended                 (Reference) Year ended
                                   December 31, 2002                  December 31, 2003                    March 31, 2003
                                  (From April 1, 2002 to              (From April 1, 2003 to            (From April 1, 2002 to
                                  December 31, 2002)                 December 31, 2003)                    March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                     Increase/                            Increase/                          Increase/
                          Premiums   decrease     Composition  Premiums   decrease   Composition  Premiums   decrease   Composition
------------------------------------------------------------------------------------------------------------------------------------
Fire                      206,964         0.3           14.0    209,316       1.1        14.3     280,981       0.6        14.4
Marine                     46,316         3.8            3.1     48,791       5.3         3.3      64,238       3.0         3.3
Personal accident         122,082         1.6            8.2    119,319      -2.3         8.2     156,805       0.8         8.0
Automobile                687,361        -0.9           46.4    670,577      -2.4        45.9     905,966      -1.3        46.4
Compulsory automobile
  liability  (CALI)        244,646        21.5           16.5    245,353       0.3        16.8     308,641      21.7        15.8
Others                    172,693         6.3           11.7    168,836      -2.2        11.5     236,274       2.6        12.1
------------------------------------------------------------------------------------------------------------------------------------
Total                   1,480,066         3.6          100.0  1,462,194      -1.2       100.0   1,952,906       2.8       100.0
------------------------------------------------------------------------------------------------------------------------------------

Net premiums written

                                                                                                               (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                   Nine months ended                  Nine months ended                 (Reference) Year ended
                                   December 31, 2002                  December 31, 2003                    March 31, 2003
                                  (From April 1, 2002 to              (From April 1, 2003 to            (From April 1, 2002 to
                                  December 31, 2002)                 December 31, 2003)                    March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                     Increase/                            Increase/                          Increase/
                          Premiums   decrease     Composition  Premiums   decrease   Composition  Premiums   decrease   Composition
------------------------------------------------------------------------------------------------------------------------------------
Fire                      177,312         5.1           12.8    177,977       0.4        12.5     244,642       4.3        13.1
Marine                     41,679         7.3            3.0     43,176       3.6         3.0      59,002       5.5         3.2
Personal accident         118,718         1.4            8.6    117,481      -1.0         8.3     153,233       1.2         8.2
Automobile                678,399        -1.0           48.9    662,508      -2.3        46.7     893,507      -1.2        47.9
CALI                      200,258        72.1           14.4    252,417      26.0        17.8     280,883      86.2        15.1
Others                    170,485         9.5           12.3    164,719      -3.4        11.6     234,810       5.4        12.6
------------------------------------------------------------------------------------------------------------------------------------
Total                   1,386,853         8.2          100.0  1,418,280       2.3       100.0   1,866,079       8.5       100.0
------------------------------------------------------------------------------------------------------------------------------------
*                       1,314,672         2.6                 1,302,397      -0.9               1,754,726       2.0
------------------------------------------------------------------------------------------------------------------------------------

*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance  (CALI).


Net claims paid

                                                                                                               (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                   Nine months ended                  Nine months ended                 (Reference) Year ended
                                   December 31, 2002                  December 31, 2003                    March 31, 2003
                                  (From April 1, 2002 to              (From April 1, 2003 to            (From April 1, 2002 to
                                  December 31, 2002)                 December 31, 2003)                    March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                     Increase/                            Increase/                          Increase/
                          Premiums   decrease     Composition  Premiums   decrease   Composition  Premiums   decrease   Composition
------------------------------------------------------------------------------------------------------------------------------------
Fire                       63,532        -1.9            9.5     59,592      -6.2         8.5      86,398       2.9         9.5
Marine                     20,359       -14.8            3.0     28,243      38.7         4.0      30,635      -5.8         3.4
Personal accident          52,979         0.1            7.9     50,707      -4.3         7.2      67,860      -0.6         7.5
Automobile                375,018        -3.9           55.8    371,388      -1.0        53.1     504,121      -3.3        55.5
CALI                       74,718         7.4           11.1     99,004      32.5        14.2     100,465       8.3        11.1
Others                     85,228        -4.9           12.7     90,520       6.2        12.9     119,400      -4.6        13.1
------------------------------------------------------------------------------------------------------------------------------------
Total                     671,837        -2.8          100.0    699,457       4.1       100.0     908,882      -1.6       100.0
------------------------------------------------------------------------------------------------------------------------------------
*                         671,678        -2.8                   677,941       0.9                 907,485      -1.8
------------------------------------------------------------------------------------------------------------------------------------

*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

 (Note) The recognition policy for direct premiums written (excluding funds for deposit-type insurance) and net premiums written employed for quarterly figures is different from the recognition policy employed for annual and semi-annual reports, such as including premiums for insurance contracts which have not started as of December 31, 2003.

Breakdown for Tokio Marine and Nichido Fire

Direct premiums written  (excluding funds for deposit-type insurance)

                                                                                                               (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                   Nine months ended                  Nine months ended                 (Reference) Year ended
                                   December 31, 2002                  December 31, 2003                    March 31, 2003
                                  (From April 1, 2002 to              (From April 1, 2003 to            (From April 1, 2002 to
                                  December 31, 2002)                 December 31, 2003)                    March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                     Increase/                            Increase/                          Increase/
                          Premiums   decrease     Composition  Premiums   decrease   Composition  Premiums   decrease   Composition
------------------------------------------------------------------------------------------------------------------------------------
Tokio Marine
------------------------------------------------------------------------------------------------------------------------------------
  Fire                    141,419         1.8           12.3    143,586       1.5        12.6     195,140       2.0        12.8
  Marine                   44,657         4.0            3.9     47,194       5.7         4.1      62,059       3.2         4.1
  Personal accident        99,083         2.5            8.6     95,433      -3.7         8.4     126,859       1.8         8.3
  Automobile              528,388        -0.7           45.8    517,039      -2.1        45.3     697,112      -1.1        45.6
  CALI                    186,434        21.1           16.2    187,371       0.5        16.4     234,789      21.3        15.4
  Others                  153,717         6.1           13.3    150,106      -2.3        13.2     212,043       2.5        13.9
------------------------------------------------------------------------------------------------------------------------------------
  Total                 1,153,699         4.0          100.0  1,140,731      -1.1       100.0   1,528,005       3.2       100.0
------------------------------------------------------------------------------------------------------------------------------------
Nichido Fire
------------------------------------------------------------------------------------------------------------------------------------
  Fire                     65,545        -2.9           20.1     65,730       0.3        20.4      85,840      -2.4        20.2
  Marine                    1,659        -0.7            0.5      1,596      -3.8         0.5       2,178      -2.8         0.5
  Personal accident        22,999        -2.0            7.0     23,886       3.9         7.4      29,946      -3.0         7.0
  Automobile              158,973        -1.7           48.7    153,538      -3.4        47.8     208,853      -1.9        49.2
  CALI                     58,212        22.6           17.8     57,982      -0.4        18.0      73,851      23.0        17.4
  Others                   18,976         7.8            5.8     18,730      -1.3         5.8      24,230       2.9         5.7
------------------------------------------------------------------------------------------------------------------------------------
  Total                   326,366         2.1          100.0    321,463      -1.5       100.0     424,901       1.8       100.0
------------------------------------------------------------------------------------------------------------------------------------

Net premiums written

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                   Nine months ended                  Nine months ended                 (Reference) Year ended
                                   December 31, 2002                  December 31, 2003                    March 31, 2003
                                  (From April 1, 2002 to              (From April 1, 2003 to            (From April 1, 2002 to
                                  December 31, 2002)                 December 31, 2003)                    March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                     Increase/                            Increase/                          Increase/
                          Premiums   decrease     Composition  Premiums   decrease   Composition  Premiums   decrease   Composition
------------------------------------------------------------------------------------------------------------------------------------
Tokio Marine
------------------------------------------------------------------------------------------------------------------------------------
  Fire                    122,859         8.7           11.3    124,894       1.7        11.2     172,118       6.8        11.7
  Marine                   40,260         7.8            3.7     41,718       3.6         3.7      57,073       5.9         3.9
  Personal accident        95,492         2.0            8.8     92,482      -3.2         8.3     122,441       1.6         8.3
  Automobile              522,234        -0.7           48.0    511,475      -2.1        45.9     688,039      -1.1        46.8
  CALI                    153,939        73.7           14.1    194,951      26.6        17.5     215,938      87.9        14.7
  Others                  154,290         9.6           14.2    149,277      -3.2        13.4     214,073       5.5        14.6
------------------------------------------------------------------------------------------------------------------------------------
  Total                 1,089,075         9.0          100.0  1,114,799       2.4       100.0   1,469,685       8.9       100.0
------------------------------------------------------------------------------------------------------------------------------------
  *                     1,033,307         3.4                 1,025,004      -0.8               1,383,667       2.6
------------------------------------------------------------------------------------------------------------------------------------
Nichido Fire
------------------------------------------------------------------------------------------------------------------------------------
  Fire                     54,453        -2.2           18.3     53,083      -2.5        17.5      72,523      -1.2        18.3
  Marine                    1,419        -4.0            0.5      1,458       2.8         0.5       1,928      -4.8         0.5
  Personal accident        23,226        -0.9            7.8     24,998       7.6         8.2      30,791      -0.3         7.8
  Automobile              156,165        -1.9           52.4    151,033      -3.3        49.8     205,467      -1.7        51.8
  CALI                     46,318        67.1           15.6     57,465      24.1        18.9      64,945      80.6        16.4
  Others                   16,194         8.6            5.4     15,441      -4.7         5.1      20,737       4.7         5.2
------------------------------------------------------------------------------------------------------------------------------------
  Total                   297,778         5.4          100.0    303,481       1.9       100.0     396,393       6.8       100.0
------------------------------------------------------------------------------------------------------------------------------------
  *                       281,365        -0.4                   277,393      -1.4                 371,058      -0.0
------------------------------------------------------------------------------------------------------------------------------------

*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Net claims paid

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                   Nine months ended                  Nine months ended                 (Reference) Year ended
                                   December 31, 2002                  December 31, 2003                    March 31, 2003
                                  (From April 1, 2002 to              (From April 1, 2003 to            (From April 1, 2002 to
                                  December 31, 2002)                 December 31, 2003)                    March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                     Increase/                            Increase/                          Increase/
                          Premiums   decrease     Composition  Premiums   decrease   Composition  Premiums   decrease   Composition
------------------------------------------------------------------------------------------------------------------------------------
Tokio Marine
------------------------------------------------------------------------------------------------------------------------------------
  Fire                     45,134         1.0            8.6     41,083      -9.0         7.5      62,045       7.0         8.7
  Marine                   19,516       -14.4            3.7     27,134      39.0         5.0      29,531      -5.4         4.2
  Personal accident        40,838        -1.5            7.8     39,761      -2.6         7.3      52,138      -1.0         7.3
  Automobile              285,508        -3.7           54.6    282,037      -1.2        51.6     384,545      -2.9        54.1
  CALI                     56,559         7.9           10.8     75,722      33.9        13.8      76,057       8.8        10.7
  Others                   75,603        -6.5           14.5     81,023       7.2        14.8     106,154      -6.4        14.9
------------------------------------------------------------------------------------------------------------------------------------
  Total                   523,161        -2.9          100.0    546,762       4.5       100.0     710,473      -1.5       100.0
------------------------------------------------------------------------------------------------------------------------------------
  *                       523,038        -2.9                   530,163       1.4                 709,395      -1.7
------------------------------------------------------------------------------------------------------------------------------------
Nichido Fire
------------------------------------------------------------------------------------------------------------------------------------
  Fire                     18,397        -8.4           12.4     18,509       0.6        12.1      24,353      -6.2        12.3
  Marine                      843       -22.3            0.6      1,109      31.5         0.7       1,104     -14.8         0.6
  Personal accident        12,141         5.9            8.2     10,945      -9.8         7.2      15,722       0.9         7.9
  Automobile               89,510        -4.6           60.2     89,351      -0.2        58.5     119,575      -4.5        60.3
  CALI                     18,159         5.8           12.2     23,282      28.2        15.2      24,407       6.8        12.3
  Others                    9,625        10.0            6.5      9,496      -1.3         6.2      13,245      13.5         6.7
------------------------------------------------------------------------------------------------------------------------------------
  Total                   148,676        -2.4          100.0    152,695       2.7       100.0     198,408      -2.1       100.0
------------------------------------------------------------------------------------------------------------------------------------
  *                       148,640        -2.4                   147,777      -0.6                 198,089      -2.2
------------------------------------------------------------------------------------------------------------------------------------

*Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

                                   Securities

Millea Group  (the sum of Tokio Marine and Nichido Fire)                            (Yen in millions)
---------------------------------------------------------------------------------------------------
                      As of December 31, 2003                (Reference) As of March 31, 2003
---------------------------------------------------------------------------------------------------
           Acquisition cost  Market value  Difference  Acquisition cost   Market value  Difference
---------------------------------------------------------------------------------------------------
Bonds          2,251,543       2,271,846      20,302       2,398,125        2,563,955     165,830
Stocks         1,079,595       2,708,700   1,629,104       1,046,626        2,030,427     983,801
Foreign
securities       404,922         419,963      15,041         473,944          515,642      41,697
Others           138,968         144,462       5,493         148,248          150,553       2,305
---------------------------------------------------------------------------------------------------
Total          3,875,029       5,544,972   1,669,942       4,066,945        5,260,579   1,193,633
---------------------------------------------------------------------------------------------------

 (Note 1) The table above shows securities with market value other than (a) trading securities and (b) debt securities held to maturity with market value.
 (Note 2) Acquisition costs as of December 31, 2003 are not amortized and impairment losses are not recognized. Acquisition costs as of March 31, 2003 are amortized and impairment losses have been recognized.
 (Note 3) Market value is based on figures such as quoted prices at the end of the month.
 (Note 4) The table above includes foreign mortgage securities as well as securities on the balance sheet.

 (Tokio Marine)                                                                     (Yen in millions)
---------------------------------------------------------------------------------------------------
                      As of December 31, 2003                (Reference) As of March 31, 2003
---------------------------------------------------------------------------------------------------
           Acquisition cost  Market value  Difference  Acquisition cost   Market value  Difference
---------------------------------------------------------------------------------------------------
Bonds          1,810,709       1,827,435      16,725       1,993,604        2,146,827     153,222
Stocks           817,893       2,136,433   1,318,539         778,565        1,572,809     794,244
Foreign
  securities     221,501         217,146      -4,354         250,056          264,950      14,893
Others           127,802         133,699       5,896         136,715          139,485       2,769
---------------------------------------------------------------------------------------------------
Total          2,977,906       4,314,714   1,336,807       3,158,942        4,124,072     965,130
---------------------------------------------------------------------------------------------------

 (Nichido Fire)                                                                     (Yen in millions)
---------------------------------------------------------------------------------------------------
                      As of December 31, 2003                (Reference) As of March 31, 2003
---------------------------------------------------------------------------------------------------
           Acquisition cost  Market value  Difference  Acquisition cost   Market value  Difference
---------------------------------------------------------------------------------------------------
Bonds            440,833         444,411       3,577         404,520          417,128      12,607
Stocks           261,702         572,266     310,564         268,061          457,618     189,556
Foreign
  securities     183,421         202,817      19,395         223,888          250,692      26,804
Others            11,165          10,762        -402          11,532           11,067        -464
---------------------------------------------------------------------------------------------------
Total            897,122       1,230,257     333,135         908,002        1,136,506     228,503
---------------------------------------------------------------------------------------------------

                        Derivative financial instruments

Millea Group  (the sum of Tokio Marine and Nichido Fire)                                                      (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------
                                               As of December 31, 2003                  (Reference) As of March 31, 2003
                                        ---------------------------------------      ----------------------------------------
                                        Contract                    Unrealized        Contract                    Unrealized
                                         amount     Market value   gain or loss        amount    Market value    gain or loss
-----------------------------------------------------------------------------------------------------------------------------
Foreign currency-related instruments
  Foreign exchange forwards
    Short                                 118,443         1,229          1,229         144,598        -2,083          -2,083
    Long                                   18,788          -381           -381          22,909            91              91
  Currency options
    Short                                  31,054                                            -
                                              (86)           95             -9              (-)            -               -
    Long                                   12,534                                            -
                                              (60)          108             48              (-)            -               -
  Currency swaps                           57,570         1,668          1,668          66,349           336             336
-----------------------------------------------------------------------------------------------------------------------------
Interest rate-related instruments
  Interest forward
    Short                                   2,997            -7             -7               -             -               -
    Long                                    2,518             8              8               -             -               -
  Interest forward options
    Short                                 186,191                                            -
                                              (76)           14             62              (-)            -               -
    Long                                  197,507                                            -
                                             (115)           45            -70              (-)            -               -
  Interest rate swap                    3,114,782        70,005         70,005       3,023,310       121,074         121,074
-----------------------------------------------------------------------------------------------------------------------------
Equity-related instruments
  Equity index futures
    Short                                  17,652          -842           -842          13,631           632             632
    Long                                    8,249           262            262               -             -               -
  Equity index options
    Short                                   6,357                                            -
                                             (156)          143             13              (-)            -               -
    Long                                    6,943                                            -
                                             (309)          400             91              (-)            -               -
  Equity options
    Long                                      171                                          171
                                              (34)           34              -             (34)           34               -
-----------------------------------------------------------------------------------------------------------------------------
Bond-related instruments
  Bond futures
    Short                                  34,183          -149           -149          22,064           -30             -30
    Long                                   30,491            83             83               -             -               -
  Bond futures options
    Short                                  10,916                                            -
                                              (52)           10             42              (-)            -               -
    Long                                   11,195                                            -
                                             (115)           42            -73              (-)            -               -
  Over-the-counter bond options
    Short                                   2,503                                            -
                                               (5)            3              1              (-)            -               -
    Long                                    2,003                                            -
                                               (4)            3             -1              (-)            -               -
-----------------------------------------------------------------------------------------------------------------------------
Weather-related instruments
  Weather derivatives
    Short                                   1,672                                           31
                                              (38)          399           -360              (8)            5               2
-----------------------------------------------------------------------------------------------------------------------------
Credit-related instruments
  Credit derivatives
    Short                               2,055,974        -1,548         -1,548       1,901,124       -15,330         -15,330
    Long                                  399,072        -6,680         -6,680         413,875         1,778           1,778
-----------------------------------------------------------------------------------------------------------------------------
        Total                           6,329,777        64,947         63,390       5,608,067       106,507         106,471
-----------------------------------------------------------------------------------------------------------------------------

 (Note) Option premiums are shown beneath the contract amounts by using () for currency options, interest forward options, equity index options, equity options, bond futures options, over-the-counter bond options and weather derivatives.

Breakdown for Tokio Marine and Nichido Fire

 (Tokio Marine)                                                                                               (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------
                                               As of December 31, 2003                  (Reference) As of March 31, 2003
                                        ---------------------------------------      ----------------------------------------
                                        Contract                    Unrealized        Contract                    Unrealized
                                         amount     Market value   gain or loss        amount    Market value    gain or loss
-----------------------------------------------------------------------------------------------------------------------------
Foreign currency-related instruments
  Foreign exchange forwards
    Short                                  80,634           179            179         144,598        -2,083          -2,083
    Long                                    8,990           -67            -67          22,909            91              91
  Currency options
    Short                                   6,175                                            -
                                              (22)           79            -57              (-)            -               -
    Long                                    5,007                                            -
                                              (39)           97             57              (-)            -               -
  Currency swaps                           57,570         1,668          1,668          66,349           336             336
-----------------------------------------------------------------------------------------------------------------------------
Interest rate-related instruments
  Interest forward
    Short                                   2,997            -7             -7               -             -               -
    Long                                    2,518             8              8               -             -               -
  Interest forward options
    Short                                 186,191                                            -
                                              (76)           14             62              (-)            -               -
    Long                                  197,507                                            -
                                             (115)           45            -70              (-)            -               -
  Interest rate swap                    3,112,782        69,984         69,984       3,022,310       121,073         121,073
-----------------------------------------------------------------------------------------------------------------------------
Equity-related instruments
  Equity index futures
    Short                                  17,652          -842           -842          13,631           632             632
    Long                                    8,249           262            262               -             -               -
  Equity index options
    Short                                   6,357                                            -
                                             (156)          143             13              (-)            -               -
    Long                                    6,943                                            -
                                             (309)          400             91              (-)            -               -
  Equity options
    Long                                      171                                          171
                                              (34)           34              -             (34)           34               -
-----------------------------------------------------------------------------------------------------------------------------
Bond-related instruments
  Bond futures
    Short                                  21,331          -130           -130          22,064           -30             -30
    Long                                   23,583            98             98               -             -               -
  Bond futures options
    Short                                  10,916                                            -
                                              (52)           10             42              (-)            -               -
    Long                                   11,195                                            -
                                             (115)           42            -73              (-)            -               -
-----------------------------------------------------------------------------------------------------------------------------
Weather-related instruments
  Weather derivatives
    Short                                   1,672                                           31
                                              (38)          399           -360              (8)            5               2
-----------------------------------------------------------------------------------------------------------------------------
Credit-related instruments
  Credit derivatives
    Short                               2,053,974        -1,556         -1,556       1,900,124       -15,340         -15,340
    Long                                  399,072        -6,680         -6,680         413,875         1,778           1,778
-----------------------------------------------------------------------------------------------------------------------------
        Total                           6,221,496        64,183         62,621       5,606,067       106,496         106,460
-----------------------------------------------------------------------------------------------------------------------------


 (Nichido Fire)                                                                                              (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------
                                               As of December 31, 2003                  (Reference) As of March 31, 2003
                                        ---------------------------------------      ----------------------------------------
                                        Contract                    Unrealized        Contract                    Unrealized
                                         amount     Market value   gain or loss        amount    Market value    gain or loss
-----------------------------------------------------------------------------------------------------------------------------
Foreign currency-related instruments
  Foreign exchange forwards
    Short                                  37,809         1,050          1,050               -             -               -
    Long                                    9,798          -314           -314               -             -               -
  Currency options
    Short                                  24,879                                            -
                                              (63)           15             48              (-)            -               -
    Long                                    7,527                                            -
                                              (20)           11             -9              (-)            -               -
-----------------------------------------------------------------------------------------------------------------------------
Interest rate-related instruments
  Interest rate swap                        2,000            21             21           1,000             1               1
-----------------------------------------------------------------------------------------------------------------------------
Bond-related instruments
  Bond futures
    Short                                  12,852           -19            -19               -             -               -
    Long                                    6,907           -15            -15               -             -               -
  Over-the-counter bond options
    Short                                   2,503                                            -
                                               (5)            3              1              (-)            -               -
    Long                                    2,003                                            -
                                               (4)            3             -1              (-)            -               -
-----------------------------------------------------------------------------------------------------------------------------
Credit-related instruments
  Credit derivatives
    Short                                   2,000             7              7           1,000             9               9
-----------------------------------------------------------------------------------------------------------------------------
        Total                             108,281           764            769           2,000            10              10
-----------------------------------------------------------------------------------------------------------------------------


 (Appendix 2)

                                 Life Insurance
                  (From April 1, 2003 through December 31, 2003)

New policies  (individual insurance and individual annuities)

                                                   (Yen in millions, except for
                                                    the number of new policies)
-------------------------------------------------------------------------------
                                      Tokio Marine & Nichido Life
-------------------------------------------------------------------------------
                          As of/for the nine  As of/for the nine
                            months ended         months ended        Year to
                          December 31, 2003    December 31, 2002     year  (%)
-------------------------------------------------------------------------------
New insurance-in-force          1,390,522           1,245,776        11.6
-------------------------------------------------------------------------------
Number of new policies            249,839             197,041        26.8
-------------------------------------------------------------------------------
        First sector              148,261             136,146         8.9
-------------------------------------------------------------------------------
        Third sector              101,578              60,895        66.8
-------------------------------------------------------------------------------
Annualized premiums
  for new policies                 42,150              41,946         0.5
-------------------------------------------------------------------------------

 (Note 1) Tokio Marine Life and Nichido Life were merged on October 1, 2003 and became Tokio Marine & Nichido Life Insurance. The numbers above include those of Tokio Marine Life and Nichido Life before the merger.

 (Note 2) Third sector is the total of medical and cancer insurance policies without death coverage. All other policies are classified as First sector.

 (Note 3) Annualized premiums for new policies are the annualized first payment of premium for a new policy, i.e., 12 times a monthly premium, double a semi-annual premium, equal to an annual premium and one tenth of a premium paid in a single installment.